United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
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Press Release

Signature Page

Vale to acquire fertilizer assets
Rio de Janeiro, January 27, 2010 — Vale S.A. (Vale) announces that it has entered, through its subsidiary Mineração Naque S.A., into a purchase agreement with Bunge Fertilizantes S.A. and Bunge Brasil Holdings B.V. to acquire 100% of the outstanding shares of Bunge Participações e Investimentos S.A. (BPI), a company with assets and investments in the fertilizer business in Brazil and controlled by Bunge Ltd. (Bunge), a company listed on the New York Stock Exchange (NYSE).
The transaction
In an all-cash transaction, Vale has agreed to pay US$3.8 billion for the acquisition of 100% of BPI, which owns a portfolio of Brazilian fertilizer assets composed by: (a) phosphate rock mines and phosphates assets; (b) a direct and indirect stake of 42.3% in the equity capital of Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) — a company listed on the BM&F Bovespa — which corresponds to 53.8% of the common shares and 36.4% of the preferred shares of such firm. The transaction does not involve any retail and/or distribution business.
According to the transaction, US$1.65 billion has been attributed to BPI’s phosphate rock and phosphates assets, and the remaining US$2.15 billion for the shares of Fosfertil held directly and indirectly by BPI.
The transaction is still subject to the customary conditions precedent such as some approvals of governmental regulatory agencies. Upon the satisfaction of such conditions and closing of the transaction, Vale will launch a mandatory offer to buy out the common shares held by the minority shareholders of Fosfertil for 100% of the price per share attributed to Fosfertil shares.
Vale will conduct studies and analyses involving the combination of the acquired assets and companies, as well other fertilizer assets already owned by Vale in the world. At this stage, there is no indication as to whether or not such analyses will lead to a corporate reorganization. As soon as the studies are finished and a decision is made, we will promote its public disclosure.
Our CEO Roger Agnelli has commented: “This transaction is instrumental to the consolidation of Vale’s strategy on focusing on Brazil as the main market for its production of phosphates, given the potential of the acquired mines as well as the growth associated to our projects around the world, such as Bayovar, which is coming on stream this year, and Evate, in the future.
We are very happy because the acquisition of these assets combined with our potash projects based on world-class deposits, contributes to enhance the execution of Vale’s growth and value creation strategy, making feasible the emergence of a new global leader in the fertilizer industry.”

About the assets
BPI is Brazil’s second largest producer of phosphates fertilizers, with a market share of 14.2%. It owns two phosphate rock mines, Araxá, in the state of Minas Gerais, and Cajati, in the state of São Paulo, which produced 1.6 Mt of phosphate rock in 2008. According to our estimates, BPI has proven and probable reserves of 339 Mt@8.4% of P2O5.1
Alongside the mining operations, the assets comprise also four processing plants for the production of phosphates fertilizers located at: (a) Araxá, state of Minas Gerais; (b) Cajati, state of São Paulo; (c) Cubatão, state of São Paulo; (d) Guará, state of São Paulo.
Fosfertil is a Brazilian producer of phosphate rock, phosphates fertilizers (P) — monoammonium phosphate (MAP), diammonnium phosphate (DAP), triple superphosphate (TSP) and single superphosphate (SSP) — and nitrogen (N) fertilizers — ammonium nitrate and urea.
It is the largest producer of P and N crop nutrients in Brazil, supplying, respectively, 22.0% and 23.4%, of the country’s consumption. It has had an excellent financial performance, supported by high profitability margins and asset returns.
Fosfertil operates three phosphate rock mines: Catalão, in the state of Goiás, Tapira and Patos de Minas, both in the state of Minas Gerais. Total nominal production capacity is 3.4 Mtpy of phosphate rock. According to our estimates, Fosfertil has proven and probable reserves of 1.189 billion metric tons @8.4% of P2O5.
The operations are located in geographical areas that concentrate about 45% of Brazil’s grain output and 40% of the fertilizer consumption.
Currently, Fosfertil is developing Salitre, a greenfield project in Patrocínio, state of Minas Gerais, with preliminary production capacity of 2.0 Mtpy of phosphate rock.
The phosphate products — MAP, DAP, TSP and SSP — are produced in the plants of Uberaba, state of Minas Gerais, Catalão, in the state of Goiás, and Cubatão, in the state of São Paulo. Fosfertil produces urea in Araucária, in the state of Paraná, and ammonium nitrate in Cubatão.
Fosfertil’s in 2008 gross revenues reached US$2.1 billion, while EBITDA was US$761 million and net earnings US$436 million. Given the negative impact of the global economic recession, its financial performance suffered a temporary deterioration in the first nine months of 2009, showing gross revenues of US$987 million, a negative EBITDA of US$69 million and an earning loss of US$36 million.
Fosfertil has a sound balance sheet: as of September 30, 2009, total debt was only US$66.6 million and it had cash and cash equivalents of US$121.5 million, implying a negative net debt of US$54.9 million.

[1]
Mt=million metric tons. The production of phosphates fertilizers involves mining of phosphate rock and its transformation through chemical processes into phosphoric acid (P2O5), which is the main input for the production of MAP, DAP and TSP fertilizers.

Market fundamentals for fertilizers
Fertilizers have a strong demand growth potential, which is anchored in market fundamentals similar to those underlying the global demand for minerals, metals and energy. Rapid per capita income growth of emerging economies causes diet changes towards an increasing intake of proteins that ultimately contribute to boost fertilizer use.
In a long-term perspective, emerging economies tend to grow faster than developed economies to make their per capita incomes converge to the levels reached by advanced economies, a secular trend determined by the behavior of physical and human capital returns and total factor productivity increase. Convergence has been taking place and it is expected to continue in the foreseeable future being led by the revolution in emerging markets generated by the several hundred million people rising into the ranks of the middle classes.
More recently, global output of biofuels has started to boom as they emerged as an alternative source of energy to reduce world reliance on sources of climate-changing greenhouse gases. Given that key inputs for the production of biofuels — sugar cane, corn, and palm — are intensive in the use of fertilizers, they are becoming another major driver of the global demand for crop nutrients.
In this scenario, Brazil is expected to play a key role, given its robust position as an agricultural powerhouse, being a global leader in the production and exports of several products, including soybeans, corn, orange juice, coffee, sugar, meat, tobacco and ethanol. It is the fifth largest consumer of fertilizers in the world, with 6.3% of total world consumption, and one of the largest importers of phosphates (2nd), potash (2nd), urea (3rd), and phosphoric acid (5th). Imports meet most of the Brazilian consumption of N (80%), P (53%) and K (92%) crop nutrients.
Brazilian agriculture has a high growth potential, given the availability of one of the largest world reserves of fresh water and a huge area for the expansion of the agricultural frontier, about 262 million acres, representing 13% of its territory. On the other hand, its soils are naturally deficient in nutrients, requiring a more intensive use of fertilizers. The application of fertilizers is still low, particularly in the Mid West, Northeast and North regions2.
Jointly with emerging Asia, Brazil is the one of the chief sources of global demand increase for crop nutrients in the long term. We expect fertilizer consumption in Brazil to grow faster than world expansion over the next ten years, driven not only by the expansion of export oriented crops but also by domestic focused crops, such as rice, beans and potatoes, and the greater use of nutrients per harvested area. This is expected to imply over the next ten years the rise of the Brazilian share in the world consumption of P fertilizers to 13.5% from the current 9%, and in the case of potash to 18% from 14%.

[2]
According to IBGE estimates, the Brazilian national statistics institute, only 36% of Brazilian farms employ some kind of fertilization. In the Center West, a very rich agricultural region, this proportion is as low as 28%.

The strategic rationale
The acquisition is in line with our strategy to become a leading global player in the fertilizer business. The build-up of a large world-class value creation platform is being pursued through a combination of acquisitions and organic growth.
Vale has been successfully operating a potash mine in Brazil — Taquari-Vassouras — since the early nineties and it does have a rich project pipeline. In potash, a more global business, we have Carnalita I, II and III, in Brazil, Rio Colorado and Neuquén, in Argentina, and Regina, in Canada. In phosphates, which have a more limited seaborne market, there is Bayóvar I and II, in Peru, and Evate, in Mozambique3.
Bayóvar I, located in the department of Piura, Peru, is estimated to be in the first decile of the industry cost curve, has a capacity to produce 3.9 Mt of phosphate rock and is scheduled to come on stream in 2H10. This year the construction of Rio Colorado is commencing. In its first phase it will have a nominal production capacity of 2.4 Mtpy of potash (potassium chloride, KCl). Capex cost is estimated to be US $4.1 billion and the production start-up is expected to take place in 2H13.
The development of our project pipeline and the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the top players in the world fertilizer business in seven years, with an estimated output of 3.3 Mt of phosphoric acid and 10.7 Mt of potash.

[3]	The seaborne market supplies 90% of the global consumption of potash. For P nutrients it is estimated to be 32%.

Shareholder value creation
Accommodating continuous demand expansion for minerals, metals and fertilizers will require substantial new capacity build-up. Geological and institutional constraints tend to contribute to a slow market adjustment and to generate the need to invest in higher-cost and lower-quality sources of supply. Vale is best positioned to benefit from the strong long-term market fundamentals, given its world-class, long-life and low-cost assets and multiple growth options supplied by a high-quality project pipeline.
Given the quality of the assets to be acquired and the strength market fundamentals, we expect this transaction to generate returns above our weighted average cost of capital, creating significant shareholder value.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: January 27, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations